MindWalk Holdings Corp.TM (formerly ImmunoPrecise AntibodiesTM) Reports Record $7.6 Million Quarterly Revenue, 45% Growth, Margin Expansion, Narrowed Losses, and Strengthened Balance Sheet

Company to hold conference call on September 15, 2025 at 10:30 ET to review corporate highlights

Austin, Texas, September 15, 2025 – MindWalk Holdings Corp.™ (“MindWalk™”, “Company”, “we” or “us”) (NASDAQ: HYFT), a Bio-Native AI company operating at the intersection of TechBio and next-generation drug discovery, today announced financial results for its first fiscal quarter of 2026, ended July 31, 2025. All numbers are expressed in Canadian dollars unless otherwise noted.

First Quarter Highlights:

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Record revenue of $7.6 million, up 45% year-over-year; continued operations revenue of $3.2 million, up 28%
•
Gross margin expanded to 53%; gross profit $4.0 million vs. $2.4 million last year
•
Operating loss and adjusted EBITDA loss both reduced by nearly half
•
Net loss improved to $3.0 million vs. $4.0 million last year
•
Cash balance of $5.0 million at quarter-end, plus $16.1 million in net proceeds from Netherlands divestiture
•
Soft launch of MindWalk rebrand; progress on dengue vaccine program and LensAI validation

Financial Results (Total Operations)

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Revenue: $7.6 million (including $3.2 million from continuing operations and $4.4 million from discontinued operations), compared to $5.3 million in Q1 FY2025 (+46%).
•
Gross Profit: $4.0 million (53% margin), up from $2.4 million (45% margin). Continued ops contributed $1.5 million at 48% margin; discontinued ops contributed $2.5 million at 56% margin.
•
Operating Loss: $2.7 million total, versus $4.7 million last year. Includes $4.1 million loss from continuing ops and $1.1 million income from discontinued ops.
•
Net Loss: $3.0 million total, versus $4.0 million last year. Includes $4.1 million loss from continuing ops and $1.1 million income from discontinued ops.
•
Adjusted EBITDA: Loss of $1.4 million, versus $2.8 million last year. Includes $2.1 million loss from continuing ops and $0.7 million income from discontinued ops.
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Cash & Equivalents: $5.0 million at July 31, 2025, excluding $16.1 million in net proceeds from the Netherlands divestiture received in early Q2.

Results from the Netherlands operations, divested six days into Q2, will be classified as discontinued operations beginning this quarter.

Recent Corporate Highlights:

•
Rebranding – Introduced MindWalk, uniting ImmunoPrecise Antibodies, BioStrand, and Talem under one cohesive identity. New Nasdaq ticker: HYFT, reflecting HYFT® technology.
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Strategic Divestiture – Completed sale of Netherlands operations, generating $16.1 million net proceeds to strengthen the balance sheet and sharpen focus on high-growth, AI-driven initiatives.
•
Advanced Dengue Vaccine Program – Progressed into preclinical manufacturing and in vivo studies, demonstrating LensAI’s translational potential across infectious diseases.
•
De-Risking Biologics Development – Expanded validation of LensAI, showing predictive ability for Anti-Drug-Antibody risk, helping partners accelerate programs and reduce costly late-stage failures.

CEO Commentary

“Our strong first quarter reflects robust project growth and improved operating efficiency, underscoring our competitive position,” said Dr. Jennifer Bath, CEO of MindWalk. “The divestiture of our Netherlands operations generated $16.1 million in proceeds, further strengthening our balance sheet and enabling us to sharpen focus on AI-driven initiatives. With our rebranding complete, we are advancing our transformation into a fully integrated BioIntelligence company.”

“During the quarter, we also advanced our dengue vaccine into preclinical manufacturing and further validated our LensAI platform to de-risk biologics development for partners. Supported by a stronger capital structure, a sharp focus on scalable opportunities, and a proven ability to execute, we believe MindWalk is well positioned to deliver sustainable growth and long-term value,” Dr. Bath concluded.

About MindWalk Holdings Corp.

MindWalk (NASDAQ: HYFT) is a Bio-Native AI company pioneering the integration of artificial intelligence, multi-omics data, and advanced laboratory research to accelerate the discovery and development of biologics. Through its proprietary LensAI™ platform and HYFT® technology, MindWalk partners with global pharmaceutical and biotechnology companies to drive innovation, de-risk drug development, and unlock new therapeutic possibilities.

The reconciliation of Net Loss to Adjusted EBITDA is presented in the table below:

	Three months ended July 31,
(in thousands)	2025 $	2024 $
Net loss	(2,959)	(3,999)
Income taxes	(91)	(666)
Amortization and depreciation	740	691
Foreign exchange realized loss	2	8
Interest expense	59	56
Interest, accretion and other income	(5)	2
Unrealized foreign exchange loss	31	140
Share-based payments	55	165
Adjusted EBITDA	(2,168)	(3,603)

*All financial figures are in Canadian Dollars (CAD) unless otherwise stated.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Monday, September 15, 2025, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx

***Participant Dial-In Details***

Joining by Phone
USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toronto (647) 932-3411
Canada - Toll-Free (800) 715-9871

Participants call one of the allocated dial-in numbers and advise the Operator of either the Conference ID 3224490 or Conference Name.

***Webcast Details***

Webcast Attendee URL

https://events.q4inc.com/attendee/796370968

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports available on the company’s profile at www.sedarplus.com and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About MindWalk Holdings Corp.

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

For more information, visit www.MindWalkAI.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. These statements reflect the Company’s expectations, plans, projections, and beliefs regarding future events or performance. Words such as “expects,” “anticipates,” “intends,” “believes,” “plans,” “potential,” “will,” “may,” “continue,” and variations thereof are intended to identify forward-looking statements.

Forward-looking statements in this release include, but are not limited to, statements related to the Company’s operational and financial outlook, the potential impact and continuity of strategic partnerships, including the recently announced commercial agreement and collaborations with cloud infrastructure providers, our projected growth in AI-driven revenues and margins, our ability to commercialize new technologies such as de novo antibody design and AI-designed GLP-1 therapeutics, future demand for our platform capabilities, ongoing strategic initiatives including business realignment and divestitures, and our ability to drive sustainable profitability.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted EBITDA as operating earnings before taxes, amortization, depreciation, accretion, asset impairment charges, foreign exchange gain/loss, interest and other income and share-based compensation. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted EBITDA is net loss.

These statements are based on management’s current expectations and assumptions and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied. These include, but are not limited to: execution risks related to strategic partnerships, delays or failures in technology development or commercialization, market adoption of AI-based drug discovery tools, fluctuations in financial markets, general economic conditions, and risks related to funding requirements and liquidity.

The Company cautions readers not to place undue reliance on these forward-looking statements. All such statements are made as of the date of this release and, unless required by law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

For a complete discussion of risk factors, investors should refer to IPA’s filings with Canadian and U.S. securities regulators, including the most recent Annual Report on Form 20-F available at www.sedarplus.ca and www.sec.gov.

Investor Relations Contact

Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@mindwalkai.com

Source: ImmunoPrecise Antibodies Ltd.

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands, except share data)	Note	2025 $	2024 $
REVENUE		3,161	2,473
COST OF SALES		1,634	1,463
GROSS PROFIT		1,527	1,010
EXPENSES
Research and development		1,049	1,489
Sales and marketing		1,343	539
General and administrative		3,294	3,354
Amortization of intangible assets	6	—	502
		5,686	5,884
Loss before other income (expenses) and income taxes		(4,159)	(4,874)
OTHER INCOME (EXPENSES)
Grant income	13	6	138
Interest, accretion and other income		5	(2)
Unrealized foreign exchange loss		(31)	(140)
		(20)	(4)
Loss before income taxes and discontinued operations		(4,179)	(4,878)
Income taxes	2	91	666
NET LOSS FROM CONTINUING OPERATIONS		(4,088)	(4,212)
NET INCOME FROM DISCONTINUED OPERATIONS	2	1,129	213
NET LOSS FOR THE PERIOD		(2,959)	(3,999)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		70	519
COMPREHENSIVE LOSS FOR THE PERIOD		(2,889)	(3,480)
LOSS PER SHARE FROM CONTINUING OPERATIONS– BASIC AND DILUTED		(0.09)	(0.16)
INCOME PER SHARE FROM DISCONTINUED OPERATIONS– BASIC AND DILUTED		0.02	0.01
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		46,154,118	27,132,355

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	July 31, 2025 $	April 30, 2025 $
ASSETS
Current assets
Cash		4,897	10,665
Amounts receivable, net		1,815	4,115
Taxes receivable		253	143
Inventory		524	2,095
Unbilled revenue		532	548
Assets held for sale	2	27,538	—
Prepaid expenses		699	1,188
		36,258	18,754
Restricted cash		127	126
Deposit on equipment		25	502
Property and equipment	5, 8	4,338	15,762
Intangible assets	6	—	1,067
Goodwill		—	8,230
Total assets		40,748	44,441
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12	3,275	5,283
Liabilities held for sale	2	12,229	—
Deferred revenue		777	1,090
Income taxes payable	2	—	475
Leases	8	413	1,850
Deferred acquisition payments		—	314
		16,694	9,012
Leases	8	3,311	11,553
Deferred income tax liability	2	—	250
Total liabilities		20,005	20,815
SHAREHOLDERS' EQUITY
Share capital	9	136,322	136,371
Contributed surplus	9	12,888	12,833
Accumulated other comprehensive income		3,286	3,216
Accumulated deficit		(131,753)	(128,794)
		20,743	23,626
Total liabilities and shareholders’ equity		40,748	44,441

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the quarter ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands)	Note	2025 $	2024 $
Operating activities:			(Note 2)
Net loss for the period		(2,959)	(3,999)
Items not affecting cash:
Amortization and depreciation	5, 6	942	1,396
Deferred income taxes		—	(645)
Accretion		—	3
Foreign exchange		41	155
Share-based expense	9, 10	55	165
		(1,921)	(2,925)
Changes in non-cash working capital related to operations:
Amounts receivable		(850)	1,274
Inventory		(84)	299
Unbilled revenue		(627)	(400)
Prepaid expenses		(329)	(293)
Accounts payable and accrued liabilities	10	(986)	530
Sales and income taxes payable and receivable		279	(249)
Deferred revenue		305	(59)
Net cash used in operating activities		(4,213)	(1,823)
Investing activities:
Purchase of property and equipment	5	(282)	(263)
Deferred acquisition payments		(312)	—
Net cash used in investing activities		(594)	(263)
Financing activities:
Proceeds on share issuance, net of transaction costs	9	(48)	491
Repayment of leases	8	(323)	(394)
Debenture		—	2,599
Net cash used in financing activities		(371)	2,696
Increase (decrease) in cash during the period		(5,178)	610
Cash included in asset held for sale		(646)	—
Foreign exchange		57	(155)
Cash – beginning of the period		10,791	3,545
Cash – end of the period		5,024	4,000
Cash is comprised of:
Cash		4,897	3,913
Restricted cash		127	87
		5,024	4,000
Cash paid for interest		—	—
Cash paid for income tax		—	—
Cash from discontinued operations:
Net cash used in operating activities		754	990
Net cash used in investing activities		(100)	(189)
Net cash used in financing activities		(359)	(314)

Source: MindWalk Holdings Corp.